The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 FEB 27 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 23, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

07021293

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning issuance of "Non-dilutive Preferred Securities"</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

02/23/07 1:27PM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on February 23, 2007, by The Sumitomo Trust & Banking Co., Ltd. This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the "1933 Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.

February 23, 2007

Company name:	The Sumitomo Trust & Banking Co., Ltd.
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice concerning issuance of "Non-dilutive Preferred Securities"

The Sumitomo Trust & Banking Co., Ltd. ("the Company") hereby announces that its wholly owned subsidiary named "STB Preferred Capital 3 (Cayman) Limited" has decided the following with regards to the issuance of preferred securities ("Non-dilutive Preferred Securities.")

(1) Issuer

STB Preferred Capital 3 (Cayman) Limited

(a special purpose company established under the laws of the Cayman Islands and wholly owned by the Company)

(2) Type of security

Japanese Yen denominated non-cumulative perpetual preferred securities

(no right to convert into the Company's common share is granted)

(3) Issue Amount

50 billion Japanese Yen

(4) Issue Date

March 2, 2007 (plan)

(5) Dividend Rate

2.83% per annum (Fixed rate until July 2017)

Floating rate after July 2017 (with Step-up)

(6) Issue price

10 million Japanese Yen per preferred security

(7) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base.

(8) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of the Company, senior to the Company's common shares, and effectively *pari passu* with the Company's preferred shares.

(9) Method of offering

Private placement

(Daiwa Securities SMBC Co. Ltd. and JPMorgan Securities Japan Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and offer them to qualified institutional investors, etc.)

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 FEB 27 A 9: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 23, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning change of Specified Subsidiary

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on February 23, 2007, by The Sumitomo Trust & Banking Co., Ltd. This press release has been prepared for the purpose of publicly announcing the change of Specified Subsidiary and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the "1933 Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.

February 23, 2007

Company name:	The Sumitomo Trust & Banking Co., Ltd.
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice concerning change of Specified Subsidiary

The Sumitomo Trust & Banking Co., Ltd. ("the Company") hereby announces that its special purpose company named "STB Preferred Capital 3 (Cayman) Limited" which was established for the purpose of issuance of preferred securities ("Non-dilutive Preferred Securities.") on February 14, 2007, will become Specified Subsidiary ("Tokutei Kogaisha") of the Company due to the issuance of Non-dilutive Preferred Securities. The percentage of voting rights of the special purpose company held by the Company against the total number of voting rights will not change because the preferred securities to be issued by the special purpose company are nonvoting securities.

1. Reason for the change

The Company holds all of the common shares of the special purpose company mentioned above. Due to the payment for Non-dilutive Preferred Securities which is planned for March 2, 2007, the amount of capital stock of the special purpose company is expected to exceed 10% of the amount of capital stock of the Company. Therefore, the special purpose company is expected to become Specified Subsidiary of the Company.

2. Profile of the Specified Subsidiary

STB Preferred Capital 3 (Cayman) Limited

(1) Location

STB Preferred Capital 3 (Cayman) Limited

PO Box 309GT, Ugland House, South Church Street, George Town,

Grand Cayman, Cayman Islands, British West Indies

(2) Date of change

March 2, 2007 (plan)

(3) Details of business

Issuance of preferred securities, etc.

(4) Closing date of fiscal year

January 31 of each year

(5) Number of directors and employees

Five directors and no employees

(6) Capital stock

¥51,500,000,000.-

(7) Total outstanding shares and preferred securities

150,000 Common shares (¥10,000 per share)

5,000 Preferred Securities (¥10,000,000 per security)

(8) Shareholders

Common shares: 100% owned by the Company

Preferred Securities: 100% owned by entities other than the Company

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

END